O:\JPETREA\1Q10Q\12B2599A.DOC


                          UNITED STATES                    OMB APPROVAL
                SECURITIES AND EXCHANGE COMMISSION        OMB
                      Washington, D.C. 20549              Num
                           FORM 12b-25                    ber
                                                         :    3235-0058
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                   NOTIFICATION OF LATE FILING                SEC FILE NU
                                                             MBER

                                                            001-
                                                            13460
(Check  CUSIP NUMBER
One):  o Form 10-K        o     190495 10 1
Form 20-F       o Form 11-K        x Form 10-Q o Form N-
SAR
     For Period Ended:   March 31, 1999
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or T ype.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 N/A

PART I - REGISTRANT INFORMATION

Coastal Physician Group, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
2828 Croasdaile Drive
Address of Principal Executive Office (Street and Number)
Durham, North Carolina 27705
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense
 and the registrant seeks relief pursuant to Rule 12b-25(b), the following should
be completed.  (Check box if appropriate)
    (a  The reasons described in reasonable detail in Part III of this
    )   form
         could not be eliminated without unreasonable  effort or expense;
x   (b  The subject annual report, semi-annual report, transition
    )    report on Form 10-K, Form 20-F, 11-K or Form N-SAR
        or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c  The accountant's statement or other exhibit required
    )   by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K,
 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


the registrant attempted a timely filing.
 However, the CCC Code was
Inconsistent with the CIK Code.
                                           (Attach Extra Sheets if Needed)
                                                           SEC 1344 (6/94)
PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

W. RANDALL DICKERSON
Executive Vice President and Chief Financial Officer                 (919)
383-0355
(Name)                                          (Area Code)
(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
       Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s)
        been filed?  If answer is no, identify reports(s). xYes


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the
       last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?xYes

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  The current period loss is expected to be approximately one-half of the loss for the previous year's period.

Coastal Physician Group, Inc.

               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 17, 1999                 By /s/ W. Randall dickerson
                                     W. Randall Dickerson
                                     Executive Vice President and Chief
Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                ATTENTION